UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934
17 January 2017
Commission File No. 001-32846
____________________________
 CRH public limited company
(Translation of registrant's name into English)
____________________________
Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F X Form 40-F___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated with them

 [This form is required for disclosure of transactions under Article 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulation)]

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name		Gillian L. Platt

2	Reason for the notification
a)	Position/status		Non-executive Director, CRH plc
b)	Initial Notification Amendment		Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name		CRH plc
b)	LEI		549300MIDJNNTH068E74
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code		Ordinary Shares of €0.32 each [ISIN: IE0001827041]
b)	Nature of the transaction		Purchase of Shares
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	€33.055	1,000
d)	Aggregated information — Aggregated volume — Price		n/a
e)	Date of the transaction		13th January 2017
f)	Place of the transaction		Dublin, Ireland
g)	Additional Information		n/a

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 17 January 2017

 By:___/s/Neil Colgan___
N.Colgan
Company Secretary